1290 Avenue of the Americas

New York, NY 10104

Dodie Kent

Lead Director &

Associate General Counsel

212-314-3970(Tel.)

212-314-3959(Fax)

August 16, 2013

VIA EDGAR

Ms. Alison White

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

RE:	AXA Equitable Life Insurance Company

Correspondence filing related to Post-Effective Amendments to the Registration Statements on Form N-4

File Nos. 333-05593, 333-64749, 333-31131 and 333-60730

Dear Ms. White:

Pursuant to our conversation on August 12, 2013, we are supplementing our responses to certain comments included in the letter we filed on August, 8, 2013, as well as providing responses to any additional comments. Please note that, if possible, we would like to clear comments by the end of the day, Monday, August 19th, 2013, as that it is our business partners’ scheduled print date in order to meet their launch date. We will then file a post-effective amendment to incorporate these changes and to include the consent of our independent registered public accounting firm. We first set forth each specific staff comment and then provide our response.

1.	General Comments

a.	Please confirm that the offer letter will identify for “group 1” contract owners that they are in group 1.

Response

The offer letter will identify whether the contract owner is a Group 1 or a Group 2 offerree.

b.	Since the exchange is an offer under the ‘33 Act, please explain your legal basis for not mentioning the offer in the SCS and Investment Edge prospectuses.

Response

We do not believe that such language needs to be added to the Investment Edge and SCS prospectuses because it is not material to all persons receiving the prospectus. All eligible persons will receive the supplement. Any person expressing an interest in either contract will be given a prospectus. Further, the most specific rule relating to annuity exchange offers, Rule 11a-2 under the ‘40 Act, does not require disclosure in the prospectus for the offering investment company (in contrast to Rule 11a-3, which pertains to mutual funds).

In addition, we have further enhanced the references to the SCS and Investment Edge contracts in the supplement to ensure that those references meet the requirements of Rule 482 and thus do not trigger the need to deliver the prospectuses for SCS and Investment Edge with the supplement. As noted above, any eligible person expressing an interest in SCS and/or Investment Edge will be given the relevant prospectus(es) before making a decision to exchange into either SCS or Investment Edge.

c.	Confirm supplementally that the supplement provided to contract owners will be in legible font size, i.e., at least 10 pts.

Response

We are confirming that the supplement that we provide to contract owners will be in legible font size, i.e., at least 10 points.

d.	Please file the revised supplement on EDGAR as correspondence. The prior revised supplement was only sent via email.

Response

This correspondence contains the revised supplement (in “PDF”), reflective of all changes to date. Notably, our EDGAR assembly of the August 8, 2013 Correspondence filing contained the supplement, as confirmed by SEC tech support. Accordingly, please let us know if you have any issue with the PDF attachment contained in this current filing.

2.	Summary Prospectus Supplement, page 2

a.	On page two of the supplement, in the pull-out box, change “election form” to “acceptance form.”

Response

We have made the change.

b.	On page two of the supplement, please identify the additional contracts that are available through the Exchange Program.

Response

We have added the following contracts: SCS Series ADV, Investment Edge Select and Investment Edge Series ADV.

c.	Explain that two distinct offers are being made at the beginning of the supplement.

Response

We have added a new explanatory paragraph on page two.

3.	Appendix II

a.	The red herring language in the footnote one of Appendix II is not prominent. Please include disclosure regarding the current unavailability of the Investment Edge contracts in the body of the supplement.

Response

We have included a brief statement on page two of the supplement. We also note that there is a detailed discussion of this point starting on page 10 of the supplement, in answer to the question: “What are my options after I accept this offer?”

***************************************************************************

Please contact either Chris Palmer, Esq., of Goodwin Procter at (202) 346-4253 or me if you have any questions on our responses to the staff’s comments. We appreciate your assistance with this filing.

Yours truly,

/s/ Dodie Kent
Dodie Kent

Cc: Christopher E. Palmer, Esq.

4